PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(To Prospectus dated September 29, 2023)	Registration Statement No. 333-274724

Up to $35,000,000

Alpine Income Property Trust, Inc.

8.00% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

This prospectus supplement is being filed to update, amend and supplement certain information in the prospectus supplement dated and filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2025 (the “Original Prospectus Supplement”) and the base prospectus dated September 29, 2023 (the “Prospectus”) relating to the offer and sale of shares of our 8.00% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, with a liquidation preference of $25.00 per share (the “Series A Preferred Stock”), having an aggregate offering price of up to $35,000,000 from time to time, pursuant to separate equity distribution agreements, each dated December 5, 2025, we, Alpine Income Property OP, LP, or our Operating Partnership, and Alpine Income Property Manager, LLC, or our Manager, entered into with each of Raymond James & Associates, Inc. (“Raymond James”), A.G.P./Alliance Global Partners (“AGP”), Robert W. Baird & Co. Incorporated (“Baird”), B. Riley Securities, Inc. (“B. Riley”), Colliers Securities LLC (“Colliers”), Jefferies LLC (“Jefferies”), JonesTrading Institutional Services LLC (“Jones”), Lucid Capital Markets, LLC (“Lucid”), Stifel, Nicolaus & Company, Incorporated (“Stifel”) and Truist Securities, Inc. (“Truist”). This prospectus supplement is only intended to update, amend and supplement certain information in the Original Prospectus Supplement to the extent set forth in the following paragraph. You should read this prospectus supplement together with the Original Prospectus Supplement and Prospectus.

On April 24, 2026, we, our Operating Partnership and our Manager, entered into (i) separate equity distribution agreements with each of Cantor Fitzgerald & Co. (“Cantor”) and Huntington Securities, Inc. (“Huntington”) and (ii) separate amendments to each existing equity distribution agreement with each of Raymond James, AGP, Baird, B. Riley, Colliers, Jefferies, Jones, Lucid, Stifel and Truist. Pursuant to the equity distribution agreements, Cantor and Huntington shall each become a sales agent. Accordingly, any reference to “sales agent” or “sales agents” in the Original Prospectus Supplement shall hereafter be deemed to include Cantor and Huntington. Through the date of this prospectus supplement, Series A Preferred Stock with an aggregate offering price of $7,573,655.05 has been offered and sold under the equity distribution agreements. Due to these prior sales, as of the date of this prospectus supplement, shares of Series A Preferred Stock with an aggregate offering price of up to $27,426,344.95 remain available for offer and sale pursuant to the equity distribution agreements.

Investing in shares of our Series A Preferred Stock involves risks. See “Risk Factors” beginning on page S-9 of the Original Prospectus Supplement and the risks set forth under the caption “Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K and in our subsequent Quarterly Reports on Form 10-Q, as well as additional risks that may be described in future reports or information that we file with the SEC which are incorporated by reference in this prospectus supplement, the Original Prospectus Supplement and the accompanying Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the Original Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Raymond James	A.G.P.	Baird	B. Riley Securities
Cantor	Colliers Securities LLC	Huntington Capital Markets	Jefferies
Jones	Lucid Capital Markets	Stifel	Truist Securities

The date of this prospectus supplement is April 24, 2026.